Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 11 DATED FEBRUARY 8, 2018
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017, Supplement No. 7 dated November 28, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8 dated December 7, 2017, Supplement No. 9 dated January 5, 2018, and Supplement No. 10 dated February 1, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments; and
(3)	updates to our advisor.
OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of January 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 172,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $4.4 million, consisting of approximately 132,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.4 million ($1.9 million in Class A shares and $1.5 million in Class T shares), and approximately 40,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $969,000. As of January 31, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 1.1 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $29.0 million ($18.8 million in Class A shares and $10.2 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of January 31, 2018, approximately $1.5 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 16.5 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $414.0 million ($378.4 million in Class A shares and $35.6 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of January 31, 2018.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 14 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 106 of the prospectus, and describes activity that occurred subsequent to the activity as of December 31, 2017 previously disclosed in our prospectus, as supplemented.
As of January 31, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 137 properties, acquired for an aggregate purchase price of $636.2 million, located in 33 states, consisting of nine anchored shopping centers and 128 retail properties, comprising approximately 3.2 million gross rentable square feet of commercial space, including square feet of buildings that are on land subject to ground leases. We acquired one property between January 1, 2018 and January 31, 2018. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.
Our Advisor
The following information supersedes and replaces the section of our prospectus captioned “Management — Our Advisor” beginning on page 70 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our advisor is CR V Advisors, a Delaware limited liability company that was formed on December 13, 2012, and is owned and controlled by CCO Group, LLC. Whereas CR V Advisors was formed solely for the purpose of managing our company and had no operating history prior to managing our company, certain employees within the organization of CCO Group, LLC and its subsidiaries, which is owned and/or controlled by CIM Group, LLC (CIM), an entity which indirectly employs approximately 800 persons as of the date of this supplement, are dual employees of CR V Advisors, and perform the services required to manage our operations in that capacity. These employees include the members of our advisor’s real estate management team. Our advisor has contractual and fiduciary responsibilities to us and our stockholders. Our advisor is wholly-owned indirectly by CIM.
The officers and key personnel of our advisor or certain affiliates are as follows:

Name	Age*	Position(s)
Avraham Shemesh	56	President and treasurer
Richard S. Ressler	59	Vice president
Shaul Kuba	55	Vice president
Nicholas V. Morosoff	52	Vice president
Kelly Eppich	61	Vice president
Charles E. Garner, II	55	Vice president
Terry Wachsner	68	Vice president
Nathan D. DeBacker	37	Vice president
Jordan Dembo	39	Vice president and secretary
David Thompson	54	Vice president and chief financial officer
__________________________
*    As of February 7, 2018.
The backgrounds of Messrs. Shemesh and DeBacker are described in the “Management — Executive Officers and Directors” section of the prospectus. Below is a brief description of the other officers and key employees of our advisor.
Richard S. Ressler has served as vice president of CR V Advisors since February 2018. In addition, Mr. Ressler serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV, CCIT III and Cole Income NAV Strategy	Chief executive officer, president and director	February 2018 - Present
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
CCO Group, LLC	Vice president	February 2018 - Present

Mr. Ressler is the founder and President of Orchard Capital Corp. (Orchard Capital), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM, a vertically-integrated owner and operator of real assets, Orchard First Source Asset Management (together with its controlled affiliates, OFSAM), a full-service provider of capital and leveraged finance solutions to U.S. corporations, and OCV Management, LLC (OCV), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of j2 Global, Inc. (NASDAQ: JCOM), director of Presbia PLC (NASDAQ: LENS), and chairman of CIM Commercial Trust Corporation (NASDAQ: CMCT). Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. Mr. Ressler has served as a director of LENS since January 2015 and as chairman of CMCT since March 2014. Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, chairs its executive, investment, allocation and asset management committees and serves on its credit committee. CIM Investment Advisors, LLC, an affiliate of CIM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with Orchard Capital, chairs its executive committee. OFS Capital Management, LLC, an affiliate of OFSAM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded OCV in 2016 and, through an agreement with Orchard Capital, chairs its executive committee. OCV is a relying adviser of OFS Capital Management, LLC. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as Vice Chairman of Brooke Group Limited, the predecessor of Vector Group, Ltd. (NYSE: VGR) and served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University.
Shaul Kuba has served as vice president of CR V Advisors since February 2018. In addition, Mr. Kuba serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Kuba, Co-Founder and a Principal of CIM, has been an active real estate investor for more than 25 years.  Since co-founding CIM in 1994, Mr. Kuba has been an integral part of building CIM’s investment platforms.  As a Principal and head of CIM’s development group, he is actively involved in the development, redevelopment and repositioning of CIM’s real estate investments. Additionally, Mr. Kuba is instrumental in sourcing new investment transactions and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM’s Investment and Asset Management Committees and provides guidance on the diverse investment ideas across CIM’s platforms.  Prior to CIM, Mr. Kuba was involved in a number of successful entrepreneurial real estate activities including co-founding Dekel Development, which developed a variety of commercial and multifamily properties in Los Angeles.
Nicholas V. Morosoff has served as vice president of CR V Advisors since February 2018. In addition, Mr. Morosoff serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Morosoff is a Principal, Counsel for CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 1998 until joining CIM full time in January 2001, Mr. Morosoff was General Counsel of Orchard Capital Corporation and of j2 Global, Inc. and also served as CIM’s part-time General Counsel.  Before joining Orchard Capital Corporation, from August 1994 until December 1997, Mr. Morosoff was an Assistant U.S. Attorney working for the Department of Justice in Los Angeles, specializing in real property seizures and forfeitures.  Prior to that, from October 1989 until August 1994, he was an Associate with Sullivan & Cromwell in New York and Los Angeles. In that capacity he performed research, analysis and negotiations on a variety of real estate transactions including acquisitions and dispositions, tenant leases, sale-leaseback transactions, and securitized real estate financings. Mr. Morosoff received both a B.A. in Economics and a J.D. from Boston University.

Kelly Eppich has served as vice president of CR V Advisors since February 2018. In addition, Mr. Eppich serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Eppich is a Principal, Investments of CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 2000 until joining CIM in March 2002, Mr. Eppich served as the Chief Financial Officer of the Decurion Corporation/Pacific Theatres. In that capacity, he was responsible for all areas of finance, accounting, treasury, risk management and information systems development of the firm.  From 1989 to 2000, he was Vice President Finance/Controller and then Vice President of Business Development, Finance and Administration for the International Recreation Enterprises Division of Warner Bros., which was responsible for the acquisition, development and operations of theme parks and multiplex theater real estate projects outside of the United States. Prior to joining Warner Bros., Mr. Eppich served as an Assistant Vice President and Assistant Corporate Controller for Maxicare Health Plans Inc. from 1986 to 1989 and worked for Ernst & Young from 1979 to 1986.  Mr. Eppich received a B.S. in Finance with an emphasis in Accounting from Weber State University.
Charles E. Garner, II has served as vice president of CR V Advisors since February 2018. In addition, Mr. Garner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Garner is a Principal, Investments of CIM.  As a Principal, Investments, he is involved in the investment and asset management process across CIM’s platforms, and serves on CIM’s Investment and Asset Management Committees.  Mr. Garner joined CIM in January 2003. He has also been Chief Executive Officer of CMCT since August 2014. Prior to joining CIM, Mr. Garner worked closely with CIM in various capacities since 1996, including originating Federal Realty Investment Trust’s partnership with CIM and managing that relationship for Federal Realty Investment Trust.  Mr. Garner has been involved in billions of dollars of real estate transactions including the acquisition, joint venture investment, disposition and equity and debt financing of more than 100 properties. He began his career in 1984 as a C.P.A. in the Washington, D.C. office of PricewaterhouseCoopers and has held various transactional positions with The Stout & Teague Companies (1986-1989), Federal Realty (1989-1999) and Walker & Dunlop (2000-2002). Mr. Garner holds a B.S. in Management from Tulane University’s A.B. Freeman School of Business.
Terry Wachsner has served as vice president of CR V Advisors since February 2018. In addition, Mr. Wachsner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president	February 2018 - Present
Mr. Wachsner is a Principal, Property Management of CIM.  As a Principal, Mr. Wachsner serves on CIM’s Investment Committee.  Prior to joining CIM in September 2005, Mr. Wachsner was Director of Asset Services for Continental Development Corporation where he was involved in property acquisitions, new revenue generation, real estate tax appeals, leasing, and joint venture representation for company-owned assets. Prior to that, Mr. Wachsner held the position of Executive Managing Director for Kennedy-Wilson Properties, Ltd. where he was responsible for operations and leasing of a 75 million square foot national portfolio of office, retail, industrial, and apartments (10,000 units). From 1980 to 1998, Mr. Wachsner headed up Heitman Properties, Ltd. as President, Property Management responsible for the day-to-day operations of the management division that included at one point 125 million square feet of office and industrial properties plus 25,000 apartment properties. From 1976 to 1980, Mr. Wachsner was Regional Manager at R&B Corporate Housing. Prior to that, from 1975 to 1976, Mr. Wachsner held the position of Real Estate Sales Associate at Mary Mac & Associates. Mr. Wachsner received a B.A. degree in Psychology from University of California, Los Angeles, and a Master of Arts in Architecture and Urban Planning from University of California Los Angeles.
Jordan Dembo has served as vice president and secretary of CR V Advisors since February 2018. In addition, Mr. Dembo serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president and secretary	February 2018 - Present

Mr. Dembo is General Counsel and 1st Vice President within CIM’s Legal Department and is based in the Los Angeles office.  In this capacity, Mr. Dembo oversees fund formation, assists with corporate governance and compliance oversight, and provides general advice on other legal issues affecting CIM and its investments.  Prior to joining CIM in November 2011, Mr. Dembo was a Senior Associate in the Real Estate Department for four years at the Los Angeles office of Katten Muchin Rosenman.  Prior to that, from 2005 to 2007, Mr. Dembo was an Associate at Cox, Castle & Nicholson, LLP. Mr. Dembo holds a B.B.A. in Real Estate from the University of Wisconsin-Madison and received a J.D. from UCLA, graduating Order of the Coif.  Mr. Dembo was named a rising star by Super Lawyers from 2009-2011.
David Thompson has served as vice president and chief financial officer of CR V Advisors since February 2018. In addition, Mr. Thompson serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors	Vice president and chief financial officer	February 2018 - Present
Mr. Thompson is a Principal, Chief Financial Officer of CIM.  As a Principal, Mr. Thompson serves on CIM’s Investment Committee. He has also been Chief Financial Officer of CMCT since March 2014. Prior to joining CIM in November 2009, Mr. Thompson spent 15 years with Hilton Hotels Corporation, most recently as Senior Vice President and Controller, where he was responsible for worldwide financial reporting, financial planning and analysis, risk management, internal control and technical accounting compliance.  His tenure at Hilton included both SEC compliance as a public company and reporting as a private equity portfolio company. Mr. Thompson’s experience includes multi-billion dollar real estate acquisitions and dispositions in the hospitality, gaming and timeshare sectors, as well as significant capital markets experience. Mr. Thompson began his career in 1987 as a C.P.A. in the Los Angeles office of Arthur Andersen & Co, where, until 1995, he was a manager in the audit practice. Mr. Thompson received a B.S. in Accounting from the University of Southern California.
In addition to the officers and key personnel listed above, our advisor employs personnel who have extensive experience in selecting, managing and selling commercial properties similar to the properties sought to be acquired by us. As of the date of this supplement, our wholly-owned subsidiary, CRI REIT V, LLC, is the sole limited partner of our operating partnership.

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